Filed Pursuant to Rule 253(g)(2)
File No. 024-12334

1st stREIT OFFICE INC.

SUPPLEMENT NO. 5 DATED JUNE 16, 2026
TO THE OFFERING CIRCULAR DATED JANUARY 20, 2026

This document (“Supplement”) supplements, and should be read in conjunction with, the offering circular of 1st stREIT Office Inc. (the “Company”), dated January 20, 2026, filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering statement that was qualified by the SEC on January 20, 2026, as previously supplemented (collectively, the “Offering Circular”). Capitalized terms not defined in this Supplement are as defined in the Offering Circular.

The purpose of this supplement is to disclose:

•	Suspension of the Company’s distribution reinvestment and direct stock purchase plan and stockholder redemption plan

•	June 2026 distribution

•	Establishment of purchase price as of July 1, 2026

•	Net asset value (“NAV”) as of March 31, 2026

Suspension of Distribution Reinvestment and Direct Stock Purchase Plan and Redemption Plan

The Company has begun evaluating possible strategic alternatives to provide liquidity to our stockholders, including a potential business combination or other transaction that provides stockholders with a liquidity event. In connection with the Company’s consideration of possible strategic alternatives, the board of directors of the Company suspended the Company’s distribution reinvestment and direct stock purchase plan effective June 25, 2026 and the Company’s stockholder redemption plan effective July 1, 2026.

Declaration of Dividend

On June 16, 2026, the board of directors of the Company declared a regular quarterly cash dividend of $0.04 per share of common stock of the Company (“Common Stock”) for the period from April 1, 2026 to June 30, 2026. The dividend will be payable on July 10, 2026 to stockholders of record as of the close of business on June 25, 2026. The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per common unit of the Operating Partnership.

The quarterly cash dividend equates to 2.3% on an annualized basis calculated at the current rate at the new purchase price of $6.96 per share of Common Stock described below (1.6% annualized dividend assuming a $10.00 per share of Common Stock purchase price).

Establishment of Purchase Price

Effective July 1, 2026, the purchase price per share of Common Stock will be $6.96 per share based on the net asset value (“NAV”) per share of the Company as of March 31, 2026 as calculated by the Company’s manager, SW Manager, LLC, (the “Manager”). This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after September 30, 2026, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share. As noted above, the redemption plan will be suspended effective July 1, 2026.

Net Asset Value as of March 31, 2026

The Manager calculates the Company’s NAV on a quarterly basis as of the end of each prior fiscal quarter on a fully diluted basis. As of March 31, 2026, NAV per share of Common Stock was $6.96. This NAV is effective until updated by the Company on September 30, 2026 (or as soon as commercially reasonable thereafter), unless updated by the Company prior to that time.

Components of NAV

The following sets forth the calculation of NAV as of March 31, 2026:

March 31, 2026 (1)
Assets
Real estate:
Land	$8,059,754
Buildings and improvements	68,840,246
Total real estate, net, at fair value	76,900,000

Cash	5,766,177
Restricted cash	1,618,850
Rents and other receivables, net	188,988
Other assets, net	94,380
Total assets	$84,568,395

Liabilities and stockholders’ equity
Liabilities:
Secured notes payable, net	$43,100,000
Accounts payable, accrued and other liabilities	1,887,461
Unearned tenant rents	97,143
Security and investor deposits	601,643
Due to affiliate	133,318
Total liabilities	45,819,565

Stockholders’ equity:
Common stock; 900,000,000 shares authorized; 1,815,997 shares issued and outstanding at March 31, 2026	18,160
Additional paid-in capital	18,382,001
Cumulative distributions and net gain	(5,758,927)
Noncontrolling interests	26,107,596
Total stockholders' equity	38,748,830
Total liabilities and stockholders’ equity	$84,568,395
Net asset value per share on 1,815,997 shares issued and outstanding at March 31, 2026(2)	$6.96

(1)	Unaudited consolidated balance sheet data as of March 31, 2026.

(2)	The total amount of shares of Common Stock issued and outstanding used in the computation of NAV per share is the amount of shares outstanding as of March 31, 2026. NAV per share computation excludes noncontrolling interests.

NAV per share was calculated by the Manager on a fully dilutive basis using a process that reflects several components, including (1) estimated values of the Company’s commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of the Company’s periodic dividends and (4) estimated accruals of the Company’s operating revenues and expenses.

As described in the section titled “Valuation Policies” of the Offering Circular, the Company’s goal is to provide a reasonable estimate of NAV per share of Common Stock on a quarterly basis. However, the majority of the Company’s assets consist of commercial office investments and, as with any commercial real estate valuation protocol, the conclusion reached by the Company or, solely in the case that there is a conflict, the conclusion reached by the Company’s independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. In instances where the Company determines that an independent appraisal of its real estate assets is necessary, including, but not limited to, instances where the Manager is unsure of its ability to accurately determine the estimated values of the Company’s commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, the Company may engage an appraiser that has expertise in appraising commercial real estate assets to act as its independent valuation expert. The independent valuation expert will not be responsible for, or prepare, the calculation of NAV per share. However, the Company may hire a third party to calculate, or assist with calculating, the NAV per share. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of the Company’s commercial real estate assets and investments.

In addition, for any given quarter, the Company’s published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on the Company’s portfolio is not immediately quantifiable. As a result, the quarterly calculation of NAV per share may not reflect the precise amount that might be paid for the shares of Common Stock in a market transaction, and any potential disparity in NAV per share may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause NAV per share to change by 5% or more from the last disclosed NAV, the Company will disclose the updated NAV per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable.

Historical NAV Information

Below is the NAV per share of Common Stock, as determined in accordance with the Company’s valuation policies, for the fiscal quarter ended March 31, 2026, and the four prior quarters thereof.

Date	NAV Per Share
March 31, 2025	$6.85
June 30, 2025	$6.85
September 30, 2025	$6.92
December 31, 2025	$6.96
March 31, 2026	$6.96